QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-3526

A.    Full title of the plan and the address of the plan,
        if different from that of the issuer named below:

Mirant Services
Bargaining Unit Employee Savings Plan

c/o Mirant Services
1155 Perimeter Center W
Atlanta, Georgia 30338

B.    Name of issuer of the securities held pursuant to the
        plan and the address of its principal executive office:

Mirant Corporation
1155 Perimeter Center W
Atlanta, Georgia 30338

MIRANT SERVICES

BARGAINING UNIT EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

        Statements of Net Assets Available for Benefits—December 31, 2003 and 2002

  Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

        Schedule I: Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2003

Exhibits

A
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Mirant Services Bargaining Unit
    Employee Savings Plan:

        We have audited the accompanying statements of net assets available for benefits of the Mirant Services Bargaining Unit Employee Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Atlanta, Georgia
May 7, 2004

MIRANT SERVICES
BARGAINING UNIT EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value (notes 3 and 4)	$55,324,187	47,521,972
Cash	57,651	—
Company contributions receivable	—	57,765
Accrued income	—	63,894

Net assets available for benefits	$55,381,838	47,643,631

See accompanying notes to financial statements.

MIRANT SERVICES
BARGAINING UNIT EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 4)	$2,840,472	(10,591,635)
Dividends and interest	1,629,125	1,713,224

Total investment gain (loss)	4,469,597	(8,878,411)

Contributions:
Participants	4,893,767	5,279,027
Company	1,230,093	1,394,545

Total contributions	6,123,860	6,673,572

Total additions (reductions)	10,593,457	(2,204,839)

Deductions:
Benefits paid to participants or beneficiaries	2,672,607	3,649,783
Administrative expenses	7,950	7,921
Transfer to affiliated plan (note 8)	174,693	342,343
Transfers to other plans (note 9)	—	159,605

Net deductions	2,855,250	4,159,652

Net increase (decrease) in net assets available for benefits	7,738,207	(6,364,491)
Net assets available for benefits:
Beginning of year	47,643,631	54,008,122

End of year	$55,381,838	47,643,631

See accompanying notes to financial statements.

MIRANT SERVICES
BARGAINING UNIT EMPLOYEE SAVINGS PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1)   Summary of Significant Accounting Policies

        The following is a summary of significant accounting policies followed by the Mirant Services Bargaining Unit Employee Savings Plan (the Plan) in preparing its financial statements.

  (a)    Basis of Presentation

        The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  (b)    Investments

        Investments are stated at fair value based on quoted market prices or as determined by T. Rowe Price (the Trustee). Loans to participants are stated at cost which approximates fair value. Securities transactions are accounted for on a trade date basis.

        Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.

        The Plan's investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

  (c)    Fair Value of Financial Instruments

        Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of contribution receivable and accrued income is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2)   Plan Description

        The following description of the Plan provides only general information. Participants should refer to the summary plan description or the plan document for a more complete description of the Plan's provisions.

  (a)    General

        The Plan is a defined contribution plan sponsored by Mirant Services, LLC (the Company), a wholly owned subsidiary of Mirant Corporation covering all regular full-time and part-time employees who are covered under a collective bargaining agreement. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by a benefits committee appointed by the Company. The benefits committee is responsible for the control, management, administration of the Plan, and the assets held in trust at the Trustee.

        On January 19, 2001, Southern Energy, Inc. announced, as part of its separation from Southern Company, that it was changing its name to Mirant Corporation. They began doing business as Mirant Corporation on January 22, 2001 and legally changed the name on February 26, 2001. The Company, noted above, is the employing company and plan sponsor.

  (b)    Contributions

        Participants may elect to contribute a percentage of their base compensation, on a pretax and/or after-tax basis, subject to certain limitations defined by the Plan, into any of the investment funds offered by the Plan. Participants may change their contribution percentages at any time. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Plan has distinct characteristics for the various bargaining units noted above relative to eligibility and contributions (note 6).

        For all collectively bargained full-time and part-time employees who participate in a defined benefit plan with a 1.0 formula, as defined, the Company may elect to make a discretionary annual profit-sharing contribution to the Plan related to the participant's eligible compensation to be allocated pro rata. Eligible compensation is the participant's actual base salary pay plus short-term incentive pay received during the period. The Company made discretionary contributions of $-0- and $57,765 for the years ended December 31, 2003 and 2002, respectively.

  (c)    Participant Accounts and Vesting

        Each participant's account is credited with his contribution, the Company's matching contribution, and plan earnings (losses). Participants are immediately vested in these contributions. Discretionary profit-sharing contributions are 100% vested after five years of service. Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent company contributions to the Plan. Investment income (loss), realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts daily based on the proportion of each participant's account balance to the total account balance within each investment fund.

        A participant may direct their own and Company contributions into any of the investment fund options offered by the Plan and participant may change their election options at any time. Prior to April 1, 2003, all Company contributions were initially invested in the Company common stock until the participant elected to redirect the contributions to another investment fund.

        Participants with investments held in the Southern Company common stock or Pepco common stock will have until March 31, 2006 to liquidate their investment position in the stock and transfer the proceeds into other investment options within the Plan. These Plan investment options are considered frozen; therefore, no new contributions may be made into these options. There are no other restrictions on transferring in or out of any other investment options within the Plan.

        On July 16, 2003, the Company's common stock was terminated as an investment option in the Plan. Proceeds from the sale of the Company's common stock were invested according to the participant's investment direction on file at the time.

  (d)    Benefits

        Upon termination of service, death, or disability, a participant or his beneficiary may elect to receive an amount equal to the value of his account in a lump-sum distribution. If account balances are less than $5,000, participants will automatically receive a lump-sum payment. Also, effective September 1, 2003, if a participant retires and wishes to take a distribution, he will receive a lump-sum distribution. Prior to September 1, 2003, retired participants had the option of receiving either a lump-sum distribution or annual installments for a period not to exceed 20 years or life expectancy. Distributions upon termination of service, retirement, disability, or death are normally made in cash unless shares of common stock are requested.

        Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement.

        A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on the current prime rate at the time of the loan and is fixed over the life of the note. A participant may have up to two general-purpose loans and one loan for a residence outstanding at any given time.

  (e)    Administrative Expenses

        Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3)   Transactions with Parties-in-Interest

        At December 31, 2003 and 2002, the Plan held investments in funds sponsored by the Trustee with current values of $39,732,951 and $31,180,809, respectively. The Plan held investments in 226,917 and 254,578 shares of Pepco common stock with current values of $4,433,962 and $4,936,284 at December 31, 2003 and 2002, respectively. The Plan held investments in 80,293 and 103,219 shares of Southern Company common stock with current values of $2,428,891 and $2,930,410 at December 31, 2003 and 2002, respectively. The Plan held –0– and 1,102,423 shares of Mirant Corporation common stock with current values of $–0– and $2,061,532 at December 31, 2003 and 2002, respectively. These transactions qualify as party-in-interest transactions.

(4)   Investments

        Individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
T. Rowe Price Stable Value Fund	$22,031,358	18,828,989
T. Rowe Price Blue Chip Growth Fund	9,892,120	7,235,589
Pepco common stock	4,433,962	4,936,284
Southern Company common stock	2,428,891	2,930,410

        Southern Company common stock did not exceed 5% of net assets available for benefits at December 31, 2003.

        During 2003 and 2002, the Plan's investments appreciated (depreciated) in fair value as follows:

	2003	2002
Mutual funds	$3,925,753	(3,331,461)
Common stocks	(1,675,269)	(6,752,979)
Common trust funds	589,988	(507,195)

Net appreciation (depreciation) in fair value	$2,840,472	(10,591,635)

(5)   Federal Income Taxes

        The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)   Key Provisions for Respective Collective Bargaining Units

        The following are key provisions of the Plan for each collective bargaining unit:

Unions	Eligibility	Company match	Employee contribution percentage
Midwest Union	Regular full-time and regular part-time members of the United Steelworkers of America Local #12502, upon completion of one year of service	Eligible after one year of service; 75% of the first 6% of participant's base pay contributed to the Plan	1% to 16% of base pay, on a before-tax and/or after-tax basis
California Union	Regular full-time and regular part-time members of the International Brotherhood of Electrical Workers Local #1245	Company match is based on years of service	1% to 15% of base pay, on a before-tax and/or after-tax basis
Mid-Atlantic Union	Regular full-time and regular part-time members of the International Brotherhood of Electrical Workers Local #1900	40% of the first 6% of participant's base pay contributed to the Plan	1% to 19% of base pay, on a before-tax and/or after-tax basis
New York Union	Regular full-time and regular part-time members of the International Brotherhood of Electrical Workers Local #503, upon completion of one year of service	Eligible after one year of service; 75% of the first 6% of participant's base pay contributed to the Plan	1% to 20% of base pay, on a before-tax and/or after-tax basis
New England Union	Regular full-time and regular part-time members of Utility Workers' Union of America Local #369 and #480	Eligible after one year of service; 100% of the first 4% of participant's base pay contributed to the Plan	1% to 30% of base pay, on a before-tax and/or after-tax basis

(7)   Plan Termination

        While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)   Transfer to Affiliated Plan

        During 2003, due to changes in employment status, the Plan transferred account balances of certain participants to the Mirant Services Employee Savings Plan.

(9)   Transfer to Other Plan

        Effective June 5, 2002, following the sale of the Stateline Power generating facility, plan assets of $159,605 attributable to Stateline Plant's employees were transferred to the Dominion Salaried Savings Plan.

(10) Litigation

        On April 17, 2003 and June 3, 2003, purported class action lawsuits alleging violations of ERISA were filed in the United States District Court for the Northern District of Georgia (the ERISA Litigation). The ERISA Litigation names as defendants Mirant Corporation, certain of its current and former officers and directors, and Southern Company. The plaintiffs, who seek to represent a putative class of participants and beneficiaries of the Plan allege that defendants breached their duties under ERISA by, among other things: (1) concealing information from the Plans' participants and beneficiaries; (2) failing to ensure that the Plans' assets were invested prudently; (3) failing to monitor the Plans' fiduciaries; and (4) failing to engage independent fiduciaries to make judgments about the Plans' investments. The plaintiffs seek unspecified damages, injunctive relief, attorneys' fees, and costs. On September 2, 2003, the District Court issued an order consolidating the two suits. On September 23, 2003, the plaintiffs filed an amended and consolidated complaint. The amended and consolidated complaint asserted similar factual allegations as the previously filed lawsuits. The consolidated action is stayed as to Mirant by the filing of its Chapter 11 proceeding. On November 19, 2003, the Bankruptcy Court entered an order staying this action also with respect to the other defendants through at least April 2004 to avoid the suit impeding the ability of Mirant to reorganize or having a negative effect upon Mirant's assets. By agreement, however, the suit has been allowed to proceed through the filing of, and ruling by the District Court upon, motions to dismiss. On January 9, 2004, T. Rowe Price answered the amended and consolidated complaint. All other defendants filed motions on that date seeking dismissal of the plaintiffs' claims for failure to state a claim upon which relief can be granted. On February 19, 2004, the plaintiffs dismissed their claims against Southern Company without prejudice.

MIRANT SERVICES
BARGAINING UNIT EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2003

	Identity of issuer	Description of investments		Current value
	Franklin Small Cap Growth Fund	63,481	mutual fund units	$1,918,424
	Scudder International Fund	12,859	mutual fund units	493,804
	American New Perspective Fund	40,129	mutual fund units	982,777
	PIMCO Total Return Fund	178,608	mutual fund units	1,912,898
*	T. Rowe Price Personal Strategy Income Fund	35,007	mutual fund units	485,559
*	T. Rowe Price Personal Strategy Balanced Fund	80,389	mutual fund units	1,328,036
*	T. Rowe Price Personal Strategy Growth Fund	76,351	mutual fund units	1,474,350
*	T. Rowe Price Small Cap Stock Fund	64,816	mutual fund units	1,813,553
*	T. Rowe Price Tradelink Investments	118,966	mutual fund units	118,966
*	T. Rowe Price Blue Chip Growth Fund	347,701	mutual fund units	9,892,120
*	Pepco common stock	226,917	shares of common stock	4,433,962
*	Southern Company common stock	80,293	shares of common stock	2,428,891
*	T. Rowe Price Equity Index Trust Fund	83,868	common trust fund units	2,589,008
*	T. Rowe Price Stable Value Fund	22,031,357	common trust fund units	22,031,358
	Participant loans (interest rates from 4.0% to 9.5% with maturity dates through October 9, 2029)			3,420,481

				$55,324,187

*
Indicates a party in interest to the Plan

See accompanying report of independent registered public accounting firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Board of Directors
Mirant Corporation:

        We consent to incorporation by reference in the Registration Statement (No. 333-56574) on Form S-8 of our report dated May 7, 2004, relating to the statements of net assets available for benefits of the Mirant Services Bargaining Unit Employee Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Mirant Services Bargaining Unit Employee Savings Plan.

/s/ KPMG LLP
Atlanta, Georgia
June 25, 2004

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MIRANT SERVICES BARGAINING UNIT EMPLOYEE SAVINGS PLAN
By:	/s/ VANCE BOOKER Vance Booker Senior Vice President Administration

June 25, 2004

QuickLinks

MIRANT SERVICES BARGAINING UNIT EMPLOYEE SAVINGS PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE DECEMBER 31, 2003 AND 2002
TABLE OF CONTENTS
Exhibits
Report of Independent Registered Public Accounting Firm
MIRANT SERVICES BARGAINING UNIT EMPLOYEE SAVINGS PLAN Statements of Net Assets Available for Benefits December 31, 2003 and 2002
MIRANT SERVICES BARGAINING UNIT EMPLOYEE SAVINGS PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2003 and 2002
MIRANT SERVICES BARGAINING UNIT EMPLOYEE SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002
MIRANT SERVICES BARGAINING UNIT EMPLOYEE SAVINGS PLAN Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2003
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
SIGNATURE